Edward M. Kelly, Senior Counsel
Shelly Haywood, Staff Attorney

Office of Manufacturing and Construction

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

June 3, 2019

Re:	ERC Homebuilders 1, Inc.

Offering Statement on Form 1-A

Filed April 22, 2019

File No. 024-10987

Dear Mr. Kelly and Ms. Haywood:

Thank you for your comments of May 9, 2019 regarding the Offering Statement of ERC Homebuilders, Inc. (the “Company”). We appreciate the opportunity to respond to your comments.

Offering Circular's Cover Page, page 1

1.	Disclosure that the minimum investment is 83.33 shares of preferred stock at $500 is inconsistent with disclosure that the minimum investment is 84 shares of preferred stock at $504. Please reconcile the disclosures here and elsewhere in the offering circular. Additionally, if you are offering for purchase fractional shares of preferred stock, so indicate

The disclosure has been updated to reflect that the Company intends to offer fractional shares and the minimum investment amounts have been modified accordingly.

Risk Factors, page 8

2.	We note your disclosure that as of November 19, 2018, the date of the financial statements, the company has no revenues and is not close to profitability. We further note the disclosure that as of November 18, 2018 the company had an accumulated deficit of $62,122. Please revise your disclosure to state that November 19, 2018 was the date your financial statements were available to be issued consistent with your disclosure on page F- 12. Furthermore, please tell us and expand your disclosures in your subsequent events footnote on page F-12 to discuss the transactions that resulted in the reduction of your accumulated deficit from $133,750 as of November 10, 2018 to $62,122 as of November 18, 2018.

We have replaced the financial statements with financial statements for the period ending December 31, 2018. As of December 31, 2018, the company has an accumulated deficit of $157,375.

Terrorist attacks and other acts of violence or war may affect the markets in which we operate..., page 9

3.	Given disclosure that you intend to become a next generation wholesaler of build-for-rent single and two family residences on page 5, the meaning of the reference to your hotels' ability to produce operating income is unclear. Please revise.

The section has been revised as requested.

Prior Performance Summary,, page 39

4.	Please disclose in this section that neither the company nor its affiliated entities have a prior performance record. We note the disclosure in the first two bullet points under "Summary Risk Factors" on page 6.

We have included the requested disclosure in the prior performance summary section.

Financial Statements, page F-2

5.	Please revise your filing to disclose the date you have selected as your fiscal year end. We remind you that the date you select will impact your updating requirements related to the age of your financial statements that should be included in your offering statement. See Part F/S of Regulation A for use of Form 1-A.

We have included the financial statements for the period ending December 31, 2018, as the company has a calendar year fiscal year.

Independent Auditor's Report, page F-3

6.	Please have your auditors revise their report to include the date of the audit report in their report. See Rule 2-02 of Regulation S-X.

The company’s auditor has modified the report to move the date from the top to the bottom of the report.

Thank you again for the opportunity to respond to your questions to the Offering Statement of ERC Homebuilders 1, Inc. filed on April 22, 2019. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/Jamie Ostrow

Jamie Ostrow

Partner

CrowdCheck Law, LLP

cc: Gerald Ellenburg

Chief Executive Officer

ERC Homebuilders 1, Inc.

2738 Falkenburg Road South

Riverview, FL 33578

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